UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED ADDITIONAL FINANCIAL INFORMATION FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

The Additional Financial Information in this document is based on the results of Banco Santander (Brasil) S.A., prepared in accordance with International Financial Reporting Standards - IFRS. The audited consolidated Financial Statements under IFRS for 2012, will be available until March 29, 2013 on the regulatory bodies and Investor Relations site www.santander.com.br/ri.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
UNAUDITED ADDITIONAL FINANCIAL INFORMATION
(Thousands of Brazilian Reais - R$)

ASSETS	2012	2011

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK	55,535,240	65,938,003

FINANCIAL ASSETS HELD FOR TRADING	31,638,268	29,901,495
Debt instruments	26,646,708	25,298,804
Equity instruments	428,589	448,209
Trading derivatives	4,562,971	4,154,482

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	1,228,318	665,369
Loans and amounts due from credit institutions	5,065	60,813
Debt instruments	124,187	230,037
Equity instruments	1,099,066	374,519

AVAILABLE-FOR-SALE FINANCIAL ASSETS	44,148,620	44,608,201
Debt instruments	43,044,570	43,300,354
Equity instruments	1,104,050	1,307,847

LOANS AND RECEIVABLES	226,957,041	202,757,191
Loans and amounts due from credit institutions	29,913,132	19,628,861
Loans and advances to customers	196,774,297	183,066,268
Debt instruments	269,612	62,062

HEDGING DERIVATIVES	156,164	80,708

NON-CURRENT ASSETS HELD FOR SALE	165,710	132,388

INVESTMENTS IN ASSOCIATES	472,093	422,225

TANGIBLE ASSETS	5,938,228	5,008,306

INTANGIBLE ASSETS	32,020,323	31,435,080
Goodwill	27,217,565	27,217,565
Other intangible assets	4,802,758	4,217,515

TAX ASSETS	19,881,425	16,250,373
Current	3,538,238	2,077,224
Deferred	16,343,187	14,173,149

OTHER ASSETS	2,943,533	2,686,743

TOTAL ASSETS	421,084,963	399,886,082

The accompanying Notes and Appendix I are an integral part of these unaudited additional financial information.

LIABILITIES AND EQUITY	2012	2011

FINANCIAL LIABILITIES HELD FOR TRADING	5,351,736	5,047,288
Trading derivatives	5,111,553	4,709,660
Short positions	240,183	337,628

FINANCIAL LIABILITIES AT AMORTISED COST	306,976,206	291,451,686
Deposits from Central Bank and deposits from credit institutions	35,073,626	51,527,021
Customer deposits	188,594,930	174,473,891
Marketable debt securities	54,012,018	38,590,423
Subordinated liabilities	11,919,151	10,908,344
Other financial liabilities	17,376,481	15,952,007

HEDGING DERIVATIVES	281,545	36,071

PROVISIONS	8,822,081	9,515,295
Provisions for pensions funds and similar obligations	1,307,815	1,246,040
Provisions, judicial and administrative proceedings, commitments and other provisions	7,514,266	8,269,255

TAX LIABILITIES	13,784,464	11,875,899
Current	10,219,083	8,127,795
Deferred	3,565,381	3,748,104

OTHER LIABILITIES	4,302,820	3,927,851

TOTAL LIABILITIES	339,518,852	321,854,090

SHAREHOLDERS' EQUITY	79,814,735	77,044,886
Share capital	62,634,585	62,634,585
Reserves	14,572,052	9,950,144
Treasury shares	(170,562)	(112,768)
Profit for the year attributable to the Parent	5,448,660	7,747,925
Less: dividends and remuneration	(2,670,000)	(3,175,000)

OTHER COMPREHENSIVE INCOME	1,502,116	968,146

NON-CONTROLLING INTERESTS	249,260	18,960

TOTAL EQUITY	81,566,111	78,031,992
TOTAL LIABILITIES AND EQUITY	421,084,963	399,886,082

The accompanying Notes and Appendix I are an integral part of these unaudited additional financial information.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
UNAUDITED ADDITIONAL FINANCIAL INFORMATION
(Thousands of Brazilian Reais - R$, except for per share data)

	2012	2011

Interest and similar income	52,660,682	51,736,080
Interest expense and similar charges	(20,968,812)	(23,834,316)
NET INTEREST INCOME	31,691,870	27,901,764
Income from equity instruments	93,736	93,727
Income from companies accounted for by the equity method	73,322	54,216
Fee and commission income	9,754,411	8,769,170
Fee and commission expense	(2,000,985)	(1,429,672)
Gains (losses) on financial assets and liabilities (net)	(548,206)	(113,659)
Financial assets held for trading	(1,456,274)	(902,167)
Other financial instruments at fair value through profit or loss	238,208	57,039
Financial instruments not measured at fair value through profit or loss	655,983	705,279
Other	13,877	26,190
Exchange differences (net)	378,032	(121,364)
Other operating income (expense)	(624,991)	(379,418)
TOTAL INCOME	38,817,189	34,774,764
Administrative expenses	(13,203,648)	(12,372,632)
Personnel expenses	(7,126,786)	(6,643,731)
Other administrative expenses	(6,076,862)	(5,728,901)
Depreciation and amortization	(1,831,100)	(1,462,034)
Tangible assets	(724,990)	(570,132)
Intangible assets	(1,106,110)	(891,902)
Provisions (net)	(2,206,528)	(3,061,463)
Impairment losses on financial assets (net)	(16,475,615)	(9,381,549)
Loans and receivables	(16,475,615)	(9,381,549)
Impairment losses on other assets (net)	(38,352)	(38,646)
Other intangible assets	11,280	(17,070)
Other assets	(49,632)	(21,576)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	501,006	5,320
Gains (losses) on non-current assets held for sale not classified as discontinued operations	(52,201)	446,776
OPERATING PROFIT BEFORE TAX	5,510,751	8,910,536
Income taxes	(51,473)	(1,154,683)
CONSOLIDATED PROFIT FOR THE YEAR	5,459,278	7,755,853
Profit attributable to the Parent	5,448,660	7,747,925
Profit attributable to non-controlling interests	10,618	7,928

EARNINGS PER SHARE (Brazilian Reais)
Basic earning per 1,000 share (Brazilian Reais - R$)
Common shares	13.08	18.55
Preferred shares	14.39	20.41
Diluted earning per 1,000 share (Brazilian Reais - R$)
Common shares	13.07	18.55
Preferred shares	14.38	20.41
Net profit attributable - basic (Brazilian Reais - R$)
Common shares	2,776,780	3,948,342
Preferred shares	2,671,880	3,799,583
Net profit attributable - diluted (Brazilian Reais - R$)
Common shares	2,776,750	3,948,342
Preferred shares	2,671,910	3,799,583
Weighted average shares outstanding (in thousands) - basic
Common shares	212,275,331	212,841,732
Preferred shares	185,687,312	186,202,385
Weighted average shares outstanding (in thousands) - diluted
Common shares	212,395,270	212,841,732
Preferred shares	185,796,347	186,202,385

The accompanying Notes and Appendix I are an integral part of these unaudited additional financial information.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
UNAUDITED ADDITIONAL FINANCIAL INFORMATION
(Thousands of Brazilian Reais - R$)

	Equity Attributable to the Parent										Non-controlling Interests	Total Equity
								Other Comprehensive Income
	Share Capital	Reserves	Treasury Shares	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders' Equity	Available-for-sale	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total

Balances at December 31, 2010	62,634,585	6,094,885	-	7,382,093	(3,540,000)	72,571,563	949,597	-	(165,842)	73,355,318	8,076	73,363,394

Total recognized income and expense	-	-	-	7,747,925	-	7,747,925	10,602	-	173,789	7,932,316	7,928	7,940,244
Other changes in Equity
Appropriation of profit for the year	-	7,382,093	-	(7,382,093)	-	-	-	-	-	-	-	-
Dividends and interest on capital	-	(3,540,000)	-	-	365,000	(3,175,000)	-	-	-	(3,175,000)	-	(3,175,000)
Equity-instruments-based payments	-	13,153	-	-	-	13,153	-	-	-	13,153	-	13,153
Treasury shares	-	-	(112,768)	-	-	(112,768)	-	-	-	(112,768)	-	(112,768)
Results of treasury shares	-	13	-	-	-	13	-	-	-	13	-	13
Other	-	-	-	-	-	-	-	-	-	-	2,956	2,956
Balances at December 31, 2011	62,634,585	9,950,144	(112,768)	7,747,925	(3,175,000)	77,044,886	960,199	-	7,947	78,013,032	18,960	78,031,992

Total comprehensive income	-	-	-	5,448,660	-	5,448,660	808,440	182,046	(456,516)	5,982,630	10,618	5,993,248
Other Changes in Equity
Appropriation of net profit	-	7,747,925	-	(7,747,925)	-	-	-	-	-	-	-	-
Dividends and interest on capital	-	(3,175,000)	-	-	505,000	(2,670,000)	-	-	-	(2,670,000)	-	(2,670,000)
Equity-instruments-based payment	-	49,611	-	-	-	49,611	-	-	-	49,611	-	49,611
Treasury shares	-	-	(57,794)	-	-	(57,794)	-	-	-	(57,794)	-	(57,794)
Treasury shares income	-	(41)	-	-	-	(41)	-	-	-	(41)	-	(41)
Other	-	(587)	-	-	-	(587)	-	-	-	(587)	219,682	219,095
Balances at September 30, 2012	62,634,585	14,572,052	(170,562)	5,448,660	(2,670,000)	79,814,735	1,768,803	181,285	(447,972)	81,316,851	249,260	81,566,111

The accompanying Notes and Appendix I are an integral part of these unaudited additional financial information.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED ADDITIONAL FINANCIAL INFORMATION FOR THE PERIOD ENDED DECEMBER 2012 AND 2011
(Thousands of Brazilian Reais - R$)

Financial assets

a) Breakdown by Category

The breakdown by nature and category for measurement purposes of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at December 31, 2012 and 2011 as follows:

Thousands of Reais	2012
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	5,065	-	29,913,132	29,918,197
Of which:
Loans and amounts due from credit institutions, gross	-	5,065	-	29,988,339	29,993,404
Impairment losses	-	-	-	(75,207)	(75,207)
Loans and advances to customers	-	-	-	196,774,297	196,774,297
Of which:
Loans and advances to customers, gross (1) (2)	-	-	-	210,740,669	210,740,669
Impairment losses	-	-	-	(13,966,372)	(13,966,372)
Debt instruments	26,646,708	124,187	43,044,570	269,612	70,085,077
Equity instruments	428,589	1,099,066	1,104,050	-	2,631,705
Derivatives	4,562,971	-	-	-	4,562,971
Total	31,638,268	1,228,318	44,148,620	226,957,041	303,972,247

Thousands of Reais	2011
	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total

Loans and amounts due from credit institutions	-	60,813	-	19,628,861	19,689,674
Of which:
Loans and amounts due from credit institutions, gross	-	60,813	-	19,690,528	19,751,341
Impairment losses	-	-	-	(61,667)	(61,667)
Loans and advances to customers	-	-	-	183,066,268	183,066,268
Of which:	-	-	-	-	-
Loans and advances to customers, gross (1) (2)	-	-	-	194,184,437	194,184,437
Impairment losses	-	-	-	(11,118,169)	(11,118,169)
Debt instruments	25,298,804	230,037	43,300,354	62,062	68,891,257
Equity instruments	448,209	374,519	1,307,847	-	2,130,575
Derivatives	4,154,482	-	-	-	4,154,482
Total	29,901,495	665,369	44,608,201	202,757,191	277,932,256

(1) During the year of 2012 the Banco Santander, through its wholly subsidiary in Spain, acquired by Banco Santander SA - New York Branch and London Branch, under commutation, portfolio of financing contracts to export and import, related to operations contracted with Brazilian clients or their affiliates abroad, totaling US$29 million and US$90 million equivalent to R$60 million and R$121 million respectively, the exchange rate of the days when there were operations. These transactions were concluded, noting the Policy for Transactions with Related Parties of the Bank, including approval by the Board of Directors and supported by appraisal prepared by an independent specialized company.

(2) In December 31, 2012, the amount recorded on “Loans and advances to customers” related to loan portfolio assigned is R$508,714 (2011 – R$686,587), and R$541,814 (2011 – R$686,015) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

b) Valuation adjustments for impairment of financial assets

Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the years ended December 31, 2012 and 2011 were as follows:

Thousands of Reais				2012	2011
Balance at beginning of the year				11,179,836	9,191,762
Impairment losses charged to income for the period – Loans and receivables				18,003,592	11,190,887
Write-off of impaired balances against recorded impairment allowance				(15,141,849)	(9,202,813)
Balance at end of the year				14,041,579	11,179,836
Recoveries of loans previously charged off				1,527,977	1,809,338

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$16,475,615 and R$9,381,549 in the years ended December 31, 2012 and 2011, respectively.

c) Impaired assets

Detail of the changes in the balance of the financial assets classified as "loans and receivables" considered to be impaired due to credit risk in the years ended December 31, 2012 and 2011 is as follows:

Thousands of Reais				2012	2011
Balance at beginning of the year				13,072,693	9,348,648
Net additions				18,126,290	12,926,858
Written-off assets				(15,141,849)	(9,202,813)
Balance at end of the year				16,057,134	13,072,693

Investments in associates and joint ventures

a) Breakdown

The breakdown, by company, of the balance of “Investments in associates ” is as follows:

	Participation %		Investments
Thousands of Reais	2012	2011	2012	2011

Companhia de Crédito, Financiamento e Investimento RCI Brasil (1) (2)	39.89%	39.64%	413,047	132,514
Companhia de Arrendamento Mercantil RCI Brasil (1) (2)	-	39.88%	-	232,017
Norchem Participações e Consultoria S.A. (1) (3)	50.00%	50.00%	23,369	22,528
Norchem Holding e Negócios S.A. (3)	21.75%	21.75%	22,666	24,200
Cibrasec - Companhia Brasileira de Securitização (3) (4)	13.64%	13.64%	10,285	10,287
Estruturadora Brasileira de Projetos S.A. - EBP (3) (4)	11.11%	11.11%	2,726	679
Total			472,093	422,225

			Results of Investments
Thousands of Reais			2012	2011

Companhia de Crédito, Financiamento e Investimento RCI Brasil (1) (2)			68,534	25,424
Companhia de Arrendamento Mercantil RCI Brasil (1) (2)			-	29,102
Norchem Participações e Consultoria S.A. (1) (3)			841	(2,973)
Norchem Holding e Negócios S.A. (3)			1,076	4,074
Cibrasec - Companhia Brasileira de Securitização (3) (4)			825	909
Estruturadora Brasileira de Projetos S.A. - EBP (3) (4)			2,046	(2,320)
Total			73,322	54,216

(1) Joint-controlled company.

(2) At the Extraordinary General Meeting held on May 31, 2012 of Companhia de Arrendamento Mercantil RCI Brasil (Leasing RCI Brasil) and Companhia de Crédito, Financiamento e Investimento RCI Brasil (Financeira RCI Brasil), their respective shareholders approved the proposed merger of shares of Leasing RCI Brasil to the equity of Financeira RCI Brasil on the base date of March 31, 2012 becoming the Leasing RCI Brasil an indirect participation of the Bank. On August 28, 2012 this process was approved by the Bacen.

(3) Companies delayed by one month for the calculation of equity.

(4) Although the participations was less than 20%, the Bank exercises control over the entity together with other major shareholders through a shareholders' agreement where no business decision can be taken by a single shareholder.

(*) Associates companies and joint ventures do not have their shares listed on the Stock Exchange.

(**) The Bank does not have collateral with associates and joint ventures.

(***) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

Intangible assets - Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment and was allocated according to the operating segments.

The base used to evaluate the impairment test is the value in use, for this purpose, is estimated cash flow for a period of 10 years, done with help of a third independent expert and reviewed and approved by the Executive Board, horizon considered adequate to determine the economic value in the case of a cash-generating unit with prospects of continuing the activity level of its operations. The cash flow was prepared considering several factors, including: (i) macro-economic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates of the financial system (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the likelihood of future events and changing some of these factors could have a different result.

Based on the assumptions described above the tests carried out did not identify any impairment to goodwill in 2012 and 2011.

Thousands of Reais			2012	2011

Breakdown:
Banco ABN Amro Real S.A.			27,217,565	27,217,565
Total			27,217,565	27,217,565

Operating segments:
Commercial Banking			27,217,565	27,217,565
Total			27,217,565	27,217,565

The changes of goodwill in December 31, 2012 and 2011 were as follows:

Thousands of Reais			2012	2011

Balance at beginning of year			27,217,565	28,312,236
Disposals:
Real Seguros Vida e Previdência (3)			-	(1,094,671)
Balance at end of year			27,217,565	27,217,565

			Commercial Banking
			2012	2011
Main assumptions:
Basis of valuation			Value in Use: Cash Flows
Period of the projections of cash flows (1)			10 anos	10 anos
Growth rate			6.0%	5.0%
Discount rate (2)			15.0%	15.2%

(1) The projections of cash flow are prepared using internal budget and growth plans of the administration, based on historical data, market expectations and conditions such as industry growth, interest hate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM).
(3) In 2011, the goodwillt of Real Seguros Vida e Previdência was charge off based on the process of the sale of the Sale of Zurich Santander Brasil Seguros e Previdência S.A..

Financial liabilities

a) Breakdown by category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, in December 31, 2012 and 2011 is as follows:

Thousands of Reais	2012			2011
	Financial Liabilities Held for Trading	Financial Liabilities at Amortized Cost	Total	Financial Liabilities Held for Trading	Financial Liabilities at Amortized Cost	Total

Deposits from Central Bank and deposits from credit institutions	-	35,073,626	35,073,626	-	51,527,021	51,527,021
Customer deposits	-	188,594,930	188,594,930	-	174,473,891	174,473,891
Marketable debt securities	-	54,012,018	54,012,018	-	38,590,423	38,590,423
Derivatives	5,111,553	-	5,111,553	4,709,660	-	4,709,660
Subordinated liabilities	-	11,919,151	11,919,151	-	10,908,344	10,908,344
Short positions	240,183	-	240,183	337,628	-	337,628
Other financial liabilities	-	17,376,481	17,376,481	-	15,952,007	15,952,007
Total	5,351,736	306,976,206	312,327,942	5,047,288	291,451,686	296,498,974

Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais					2012	2011

Provisions for pensions funds and similar obligations					1,307,815	1,246,040
Provisions for judicial and administrative proceedings, commitments and other provisions					7,514,266	8,269,255
Provisions for judicial and administrative proceedings under the responsibility of former controlling stockholders					991,394	992,687
Provisions for judicial and administrative proceedings, commitments and other provisions (1)					5,797,782	6,398,333
Of which:
Civel					1,480,320	1,333,671
Labor					2,611,852	3,337,579
Tax and Social Security					1,705,610	1,727,083
Others provisions (2)					725,090	878,235
Total					8,822,081	9,515,295
(1) Includes mainly provisions for taxes and others legal, civil and labor contingencies.
(2) Includs provision for compensation fund for salary variation (FCVS) and others provisions

b) Provisions, contingent liabilities, commitments and other provisions

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Banco Santander's policy is to accrue the full amount of stock whose valuation is probable. The statutory tax and social security were fully recognized in the financial statements.

The main processes related to legal obligations tax, recorded in the line "Tax Liabilities - Current" and with possible losses, are described below:

• PIS and Cofins - R$8,735,925 (2011 - R$6,833,010): The Bank and its companies filed lawsuits seeking to invalidate the provisions of Law 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

• Increase in CSLL tax rate - R$1,103,018 (2011 - R$979,938) – The Bank and its companies filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, subsequently codified into Law 11,727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, new law established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

The main processes related to legal obligation tax and with probable losses refer to discussion below.

• CSLL - equal tax treatment - R$51,271 (2011 - R$49,314) - The Bank and its companies filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

Management understands that the recognized provisions are sufficient to cover probable losses on the lawsuits.
b.1) Tax and social security contingencies

Values are disputed in judicial and administrative proceedings related to tax and social security discussions, classified based on the opinion of legal counsel as probable losse and accounting provisioned.

The main topics discussed in these processes are:

• Tax on Services for Financial Institutions (ISS) - R$445,497 (2011 - R$542,443): The Bank and its companies filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as the rendering of services.

• Social Security Contribution (INSS) - R$349,855 (2011 - R$288,137): The Bank and its companies are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, have no nature of salary.

b.2) Provisions for judicial and administrative proceedings - Labor contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

b.3) Provisions for judicial and administrative proceedings - Civil contingencies

These contingencies are generally caused by: (1) shares with a request for revision of contractual terms and conditions or requests for monetary adjustments, including alleged effects of implementing various economic plans of the government, (2) actions arising from loan agreements, (3) enforcement actions, and (4) actions for compensation for damages.

The main processes classified as probable loss are described below:

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover collective assessment, the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s. The Supreme Court is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the Supreme Court with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits (Bank Deposit Certificates - CDB) and agreements (present value table). Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years. With this decision, a majority stake, as was proposed after the period of 5 years are likely to be rejected, reducing the values involved. Still, in October 2011 the Supreme Court decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. The Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

b.4) Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by the legal counsels as possible losses, which were not accounted for.

Shares with tax classification of possible loss, including legal obligations, totaled R$9.3 billion, including the following main processes:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (“Santander DTVM”) and another tax assessment against former Banco Santander Brasil S.A. The tax assessments refer to the collection of “CPMF” tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais – CARF), however this decision was reformed and a new appeal was introduced, which is subject to assessment. The Banco Santander Brasil S.A. was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of December 31, 2012 amounts related to these claims are approximately R$585 million each.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - The Federal Revenue Service of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of successful banking institutions by Banco Santander as reimbursement obligations for payments made by the Bank and its controlled entities with liabilities arising from the activities carried out by these institutions when the previous controlling shareholder still maintained control of such group. The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, the CARF dismissed the administrative proceeding in respect to the base period of 2002, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal. Proceedings related to tax years 2003 to 2006 are ongoing and as of December 31, 2012 amounts related to this period are approximately R$141 million.

• Credit Losses - The Bank its companies challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities (IRPJ) and CSLL bases for allegedly failing to met the relevant requirements under applicable law. As of December 31, 2012 the amount related to this challenge is approximately R$344 million.

• CSLL - Priority - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. On July 2012 the lawsuit was a final favorable decision.

• CSLL - Favorable and unappealable decision - The Bank challenged the Federal Revenue Services allegation of irregularities in certain CSLL tax payments, due to a final and non-appealable judgment cancelling the requirement of such CSLL taxes pursuant to Law 7,689/1988 and Law 7,787/1989. In January 2012 the risk was changed to remote loss because the thesis of prescription was accepted. As of December 31, 2012 amounts related to these actions are approximately R$165 million.

• Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired by May 22, 1975, filed by Banespa's Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The Supreme  Court rejected the extraordinary appeal of the Bank by a monocratic decision, maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the Supreme Court. The Regimental Appeal  is an internal appeal filed in the Supreme Court itself, in order to refer the monocratic decision to a group of five ministers. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such diclosure may have on the progress of the claim.

The labor lawsuits classified as possible loss of R$0.6 billion, excluding the process below:

• Social Security Contribution – Profit Sharing Payments (Participação nos Lucros e Resultados or “PLR”) – The Bank and the subsidiaries are involved in administrative and judicial proceedings arising from infraction notices with respect to the collection of social security contribution on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with law. The Bank appealed against these charges, since consider the tax treatment to be appropriate based on applicable law and the nature of the payments. As of December 31, 2012 amounts related to these proceedings totaled approximately R$302 million.

The liabilities related to civil lawsuits with possible losses totaled R$0.7 billion. For civil lawsuits considered common and similar in nature, the provisions are recorded based on previous payments statistical average, and evaluating successful second legal evaluation. Provisions for other processes are determined individually according to the analysis applicable to the circumstances of each case.

b.5) Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$978,083, R$10,078 and R$3,233 (2011 - R$969,485, R$14,150 and R$9,052), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed these lawsuits have guarantees of integral reimbursement by the former controlling stockholders, whose respective rights were recorded under other assets.

b.6) Other lawsuits under the responsibility of the Bank

• IRPJ and CSLL - Capital Gain - The Brazilian Federal Revenue Service issued a tax assessment against Zurich Santander Brasil Seguros e Previdência S.A. (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 tax year, claiming that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34% tax rate instead of 15%. The assessment was appealed at the administrative level based on understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. Banco Santander is responsible for any adverse outcome in this process as a former controller of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2012 the amount related to this proceeding is approximately R$223 million, this process was classified as probable loss risk.

Shareholders´ Equity

a) Issued capital

The capital, fully subscribed and paid, is divided into registered shares in dematerialized form, no par value.

	Thousand shares
	2012			2011
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	18,079,891	17,841,646	35,921,537	16,000,704	16,052,894	32,053,598
Foreign Residents	194,761,841	168,360,739	363,122,580	196,841,028	170,149,491	366,990,519
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treasury shares	(568,882)	(517,166)	(1,086,048)	(391,254)	(355,685)	(746,939)
Total outstanding	212,272,850	185,685,219	397,958,069	212,450,478	185,846,700	398,297,178

b) Dividends and interest on capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than six months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

			2012
			Thousands of Reais	Reais per Thousand Shares / Units
				Common	Preferred	Units

Interest on capital (1) (4)			400,000	0.9600	1.0560	105.6001
Interim Dividends (2) (5)			490,000	1.1763	1.2939	129.3968
Intercalary Dividends (2) (4)			410,000	0.9842	1.0827	108.2708
Interest on capital (3) (4)			170,000	0.4081	0.4489	44.8927
Interim Dividends (6) (10)			350,000	0.8402	0.9243	92.4273
Intercalary Dividends (6) (9)			150,000	0.3601	0.3961	39.6117
Interest on capital (8) (9)			450,000	1.0804	1.1884	118.8399
Intercalary Dividends (7) (9)			250,000	0.6002	0.6602	66.0221
Total in December 31, 2012			2,670,000

(1) Established by the Board of Directors in March, 2012, Common Shares - R$0.8160, Preferred Shares - R$0.8976 and Units - R$89.7600, net of taxes.

(2) Established by the Board of Directors in June, 2012.
(3) Established by the Board of Directors in June, 2012, Common Shares - R$0.3469, Preferred Shares - R$0.3816 and Units - R$38.1589, net of taxes.
(4) The amount of interest on capital and intercalary dividends will be allocated entirely to the mandatory distribution of income for the year 2012 and was paid in August 29, 2012, without any compensation as monetary.

(5) The amount of interim dividends will be allocated entirely to the supplementary dividends for the year 2012 and was paid in August 29, 2012, without any compensation as monetary.

(6) Established by the Board of Directors in September, 2012.

(7) Established by the Board of Directors in December, 2012.

(8) Established by the Board of Directors in December, 2012, Common Shares - R$0.9183, Preferred Shares - R$1.0101 and Units - R$101.0139, net of taxes.

(9) The amount of the intercalary dividend and interest on capital will be fully imputed to the mandatory dividend for the year of 2012 and will be paid from February 26, 2013, without any compensation to monetary.

(10) The amount of interim dividends, R$348,950 will be imputed to the mandatory dividend for the year of 2012 and R$1,050 will be alocated to the supplementary dividend for the year 2012 and both will be paid as of February 26, 2013, without any compensation to monetary.

	2011
	Thousands of Reais	Reais per Thousand Shares / Units
		Common	Preferred	Units

Interest on capital (1) (5) (9)	600,000	1.4366	1.5802	158.0216
Intercalary Dividends (2) (5)	273,840	0.6556	0.7212	72.1211
Intercalary Dividends (2) (5) (9)	476,160	1.1401	1.2541	125.4059
Interest on capital (3) (5) (9)	550,000	1.3168	1.4485	144.8532
Intercalary Dividends (4) (5) (9)	100,000	0.2394	0.2634	26.3369
Interest on capital (6) (8) (9)	400,000	0.9592	1.0551	105.5127
Intercalary Dividends (7) (8) (9)	775,000	1.8590	2.0449	204.4944
Total in December 31, 2011	3,175,000

(1) Established by the Board of Directors in March, 2011, Common Shares - R$1.2211, and Preferred Shares - R$1.3432 and Units - R$134.3184, net of taxes.

(2) Established by the Board of Directors in May, 2011.

(3) Established by the Board of Directors in June, 2011, Common Shares - R$1.1193, and Preferred Shares - R$1.2313 and Units - R$123.1252, net of taxes.

(4) Established by Board of Directors in June, 2011.

(5) The amount of interest on capital and dividends intermediate / intermediate was paid on August 29, 2011.

(6) Established by the Board of Directors in September, 2011, Common Shares - R$0.8153, and Preferred Shares - R$0.8969 and Units - R$89.6858, net of taxes.

(7) Established by Board of Directors in December 2011.

(8) The amount of interest on capital was paid on February 28, 2012.

(9) The amount of intercalary dividends and interest on capital was allocated entirely to the mandatory distribution of income for the year 2011.

c) Treasury Shares

At the meeting held on August 24, 2012, the Board of Directors decided to approve the renewal, for one more year, the buyback program certificate of deposit of shares ("Units") approved on August 24, 2011 up to August 24, 2013.

The new Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure; (2) facilitate the payment of management, managerial employees and other employees of the Bank and companies under its control, in line with the Resolution of the National Monetary Council 3921, of November 25, 2010, pursuant to the Plan of Long-Term Incentive and (3) facilitate the management of risk arising the services rendered, by the Bank, of market maker in Brazil of certain index funds, where the Units are included in the theoretical portfolio of reference such funds in accordance with applicable rules. Part of the Units repurchased will be used by the Bank to hedge against price fluctuation of securities that make up the benchmark, and should be bought and sold in accordance with the risk management policy of the Bank.

The Buyback Program will cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch, corresponding, on July 31, 2012, approximately 1.5% of the total share capital of the Bank, the same percentage of the previous program.

In 2012 was acquired 3,229,618 Units which held in treasury. The balance accumulated of treasury shares on December 31, 2012, amounting to 8,610,418 Units (December 31, 2011 – 5,380,800) equivalent to R$134,371 (December 31, 2011 – R$79,547). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$13,80, R$15,61 and R$18,52. In 2011 was acquired and held in treasury 1,732,900 ADRs, in the amount of R$36,191 (December 31, 2011 - R$33,221). The minimum, weighted average and maximum cost per ADR is US$10.21. The market value of these shares on December 31, 2012 was R$14.97 per Unit and US$7.28 per ADR.

Additionally, during the period of 12 months ended in December 31, 2012, treasury shares were traded, refer to the services of a market maker that resulted in a loss of R$41, recorded directly in equity in capital reserves.

Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which optional financial information are available.

Based on these guidelines the Bank has identified the following reportable operating segments:

• Commercial Banking

• Global Wholesale Banking

• Asset Management and Insurance

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

The income statements and other significant data are as follows:

Thousands of Reais	2012
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	29,308,392	2,286,758	96,720	31,691,870
Income from equity instruments	93,736	-	-	93,736
Share of results of entities accounted for using the equity method	73,322	-	-	73,322
Net fee and commission income	6,674,537	731,898	346,991	7,753,426
Gains (losses) on financial assets and liabilities and exchange differences (1)	(654,220)	478,627	5,419	(170,174)
Other operating income/(expenses)	(636,655)	(23,833)	35,497	(624,991)
TOTAL INCOME	34,859,112	3,473,450	484,627	38,817,189
Personnel expenses	(6,519,030)	(537,365)	(70,391)	(7,126,786)
Other administrative expenses	(5,828,316)	(226,323)	(22,223)	(6,076,862)
Depreciation and amortization	(1,699,576)	(107,186)	(24,338)	(1,831,100)
Provisions (net)	(2,190,552)	5,537	(21,513)	(2,206,528)
Net impairment losses on financial assets	(16,404,484)	(71,131)	-	(16,475,615)
Net impairment losses on non-financial assets	(38,335)	-	(17)	(38,352)
Other financial gains/(losses)	448,805	-	-	448,805
PROFIT BEFORE TAX (1)	2,627,624	2,536,982	346,145	5,510,751

(1) Includes in the Commercial Bank, the fiscal hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$ 1,437,250 due to the effects of the devaluation of the Real against the Dollar in 2012, the Profit before Tax for the Commercial Bank segment was R$ 4,064,874.

Thousands of Reais	2011

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	24,971,366	2,589,070	341,328	27,901,764
Income from equity instruments	93,727	-	-	93,727
Share of results of entities accounted for using the equity method	54,216	-	-	54,216
Net fee and commission income	6,191,891	796,350	351,257	7,339,498
Gains (losses) on financial assets and liabilities and exchange differences (1)	(753,198)	513,041	5,134	(235,023)
Other operating income/(expenses)	(695,387)	(29,304)	345,273	(379,418)
TOTAL INCOME	29,862,615	3,869,157	1,042,992	34,774,764
Personnel expenses	(6,031,433)	(525,525)	(86,773)	(6,643,731)
Other administrative expenses	(5,431,219)	(242,032)	(55,650)	(5,728,901)
Depreciation and amortization	(1,331,287)	(105,780)	(24,967)	(1,462,034)
Provisions (net)	(3,024,150)	2,866	(40,179)	(3,061,463)
Net impairment losses on financial assets	(9,334,483)	(47,066)	-	(9,381,549)
Net impairment losses on non-financial assets	(33,743)	(4,707)	(196)	(38,646)
Other financial gains/(losses)	452,096	-	-	452,096
PROFIT BEFORE TAX (1)	5,128,396	2,946,913	835,227	8,910,536

(1) Includes in the Commercial Bank, the fiscal hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate changes on investments offshore over the net income), which result is recorded in “Gains/losses on financial assets and liabilities (net)” fully offset the tax line. The effects of the devaluation of the Real against the Dollar in 2011 generated losses of R$1,646,212.

Thousands of Reais	2012
Other aggregates:	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total
Total assets	365,304,160	52,783,404	2,997,399	421,084,963
Loans and advances to customers	161,025,613	35,726,189	22,495	196,774,297
Customer deposits	168,315,452	18,720,305	1,559,173	188,594,930

Thousands of Reais	2011
Other aggregates:	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance (2)	Total
Total assets	345,579,236	51,045,367	3,261,479	399,886,082
Loans and advances to customers	148,372,380	34,653,359	40,529	183,066,268
Customer deposits	150,404,639	22,471,578	1,597,674	174,473,891
(2) In 2012, includs results with insurance brokerage and capitalization, additionally in 2011, includs results of Zurich Santander Brasil Seguros e Previdência S.A., was sold in 2011.

Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

a) Key-person management compensation

At the Board of Directors' meeting held on March 23, 2012, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2012, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. The proposal were subject to determination by the extraordinary stockholders' meeting held on April 25, 2012.

i) Long-term benefits

The Santander Brazil as well as Santander Spain, as other subsidiaries of Santander Spain Group, have long-term compensation programs tied to its share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’, Executive Board’s and Audit Committee compensation:

Thousands of Reais					2012	2011

Fixed compensation					46,827	46,501
Variable compensation (1)					114,866	162,154
Other					12,469	11,709
Total Short-term benefits					174,162	220,364
Share-based payment (2)					34,431	18,067
Total Long-term benefits					34,431	18,067
Total (3)					208,593	238,431
(1) In 2011, includes the share incurred with the changes in administrative structure and governance in the completion of the Bank's integration process.
(2) On 25 October 2011, the Bank launched a new plan for share-based compensation for executives in accordance with the National Monetary Council (CMN) Resolution 3,921 of November 25, 2010.

(3) Refers to the amount paid by Banco Santander to its executives officers for the positions which they hold in the Bank and other companies of the conglomerate. In the period of twelve-month ended December 31, 2012, were paid to the Directors of Santander Asset the amount of R$6,292. In the period of 2011, they were paid to the Directors of Zurich Santander Brasil Seguros e Previdência S.A. and Santander Asset the amount of R$8,312.

Additionally, on 2012, charges were collected on key-person management compensation in the amount of R$46,001 (2011 - R$22,205).

iii) Contract termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - officers, members of Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct ownership interests (common and preferred shares) on December 31, 2012 and 2011:

	2012
	Common		Preferred		Total	Total
	Shares	Common	Shares	Preferred	Shares
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)

Grupo Empresarial Santander, S.L. (1)	61,606,700	29.0%	51,386,053	27.7%	112,992,753	28.4%
Sterrebeeck B.V. (1)	99,527,083	46.9%	86,492,330	46.6%	186,019,413	46.7%
Santander Insurance Holding, S.L. (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	173,703	0.1%	159,213	0.1%	332,916	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	50,758,700	23.9%	47,647,623	25.6%	98,406,323	24.7%
Total	212,272,850	100.0%	185,685,219	100.0%	397,958,069	100.0%

	2011
	Common		Preferred		Total	Total
	Shares	Common	Shares	Preferred	Shares
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)

Grupo Empresarial Santander, S.L. (1)	72,876,994	34.3%	61,631,776	33.2%	134,508,770	33.8%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Banco Santander, S.A. (1)	2,090,231	1.0%	1,900,210	1.0%	3,990,441	1.0%
Santander Insurance Holding, S.L. (1)	206,664	0.1%	0	0.0%	206,664	0.1%
Employees	240,934	0.1%	193,458	0.1%	434,392	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	37,899,827	17.7%	35,628,926	19.2%	73,528,753	18.4%
Total	212,841,733	100.0%	185,846,700	100.0%	398,688,433	100.0%
(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

c.1) Strategic Partner of Santander Conglomerate in Brazil and Latin America

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of convertible bonds, regarding the subscription and payment by QHL the amount of US$2,718.8 million in bonds issued by Banco Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% p.a. in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Group Santander Spain in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float . On December 31, 2012, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

c.2) Bank Santander Spain’s ADRs Sales and Free Float Increase

On March 22, 2012 Santander Spain informed to Banco Santander that, in fulfillment of Exchange Comission (CVM) Instruction 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Banco Santander, it reduced its interest in the capital stock of Banco Santander in 5.76%, which resulted in the increase of the free-float of the Company to 24.12% at the moment. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) was results from the following transactions: (i) the transfer of 4.41% of Banco Santander’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Banco Santander carried out until March 22, 2012, and (iii) the transfer of 0.77% of Banco Santander´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Santander Spain in October, 2010, on maturity and as provided in such bonds.

c.3) Extension of time to reach the minimum percentage of outstanding shares (free float) of 25%.

On October 9, 2012, Banco Santander announced to the market, that the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (BM&F Bovespa) granted the petition of Banco Santander and its controlling shareholders for extension of time to meet the minimum 25% free float requirement until October 7, 2013, which may be extended for an additional year under certain conditions.

As reported by the controlling shareholder, aims to achieve the difference between the current minimum percentage and percentage of outstanding shares, through the realization of sale or delivery of shares issued through private negotiations with certain qualified investors in the Brazilian market or abroad market (including in the form of American Depositary Receipts - "ADRs") and / or issuing new shares.

Other disclosures

a) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

Thousands of Reais		2012	2011

Investment funds		104,461,015	104,877,454
Assets under management		9,393,269	8,144,334
Total		113,854,284	113,021,788

b) Third-party securities held in custody

On December 31, 2012, the Bank held in custody marketable debt securities and equity instruments entrusted to it by third parties totaling R$79,719,901 (2011 - R$122,198,361).

Supplementary information – Conciliation of shareholders’ equity and net income

The table below present a conciliation of shareholders’ equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

Thousands of Reais	Note	2012	2011

Shareholders' equity attributed to the parent under BRGAAP		65,869,363	65,578,565
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	7,032	13,840
Redesignation of financial instruments to available-for-sale	b	460,340	303,686
Impairment on loans and receivables	c	80,413	1,128,106
Deferral of financial fees, commissions and inherent costs under effective interest rate method
	d	394,823	545,763
Reversal of goodwill amortization	e	13,423,171	9,786,227
Realization on purchase price adjustments	f	1,068,715	708,533
Share based payments	g	-	34,132
Others		12,994	(85,820)
Shareholders' equity attributed to the parent under IFRS		81,316,851	78,013,032
Non-controlling interest under IFRS		249,260	18,960
Shareholders' equity (including non-controlling interest) under IFRS		81,566,111	78,031,992

Thousands of Reais	Note	2012	2011

Net income attributed to the parent under BRGAAP		2,691,802	3,557,203
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	(20,797)	18,918
Redesignation of financial instruments to available-for-sale	b	(118,847)	18,402
Impairment on loans and receivables	c	(628,474)	907,516
Deferral of financial fees, commissions and inherent costs under effective interest rate method	d	(150,940)	245,763
Reversal of goodwill amortization	e	3,636,944	3,103,452
Realization on purchase price adjustments	f	(59,037)	69,013
Others		98,009	(172,342)
Net income attributed to the parent under IFRS		5,448,660	7,747,925
Non-controlling interest under IFRS		10,618	7,928
Net income (including non-controlling interest) under IFRS		5,459,278	7,755,853

a) Classification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, financing and deposits that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

b) Redesignation of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments, for example, in debt securities at amortized cost and equity securities at cost. At the time of preparing this balance sheet, management revised its strategy for managing their investments and in accordance with the premises of the Central Bank Circular 3068, were reclassified debt securities category for "negotiation" with record in fair value through profit or loss. Under IFRS, the Bank has classified these investments as available for sale, measuring them at fair value with changes recognized in the "Consolidated statements of comprehensive income", within the scope of IAS 39 "Financial Instruments: Recognition and Measurement", which does not allow reclassification of any financial instrument for the fair value through profit or loss category after initial recognition.

c) Impairment on loans and receivables:

On the income refers to the adjust based on estimated losses on loans and receivables portfolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank. Additionally, the equity accumulated adjustments of the allocation of purchase price when the acquisition of Banco Real, according to the requirements of IFRS 3 "Business Combinations".

d) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

e) Reversal of goodwill amortization:

Under BRGAAP, goodwill is amortized systematically over a period until 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

f) Realization on purchase price adjustments:

As part of the allocation of the purchase price when the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities of the acquired to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

• The appropriation related to the value of assets in the loan portfolio. The initial registration of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is appropriated by its average realization period.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

g) Share based payments:

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2 "share based payments", the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BRGAAP it is accounted in "Other Payables - Other". ". In January 2012, the BRGAAP began to adopt CMN Resolution 3,989/11, which eliminated the asymmetry with the international standard.

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Thousands of Reais

Direct and Indirect controlled by Banco Santander (Brasil) S.A.		Participation %		Adjusted Stockholders'
	Activity	Direct	Indirect	Equity	Net Income
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (2)
	Asset Manager	99.99%	100.00%	172,443	55,313
Banco Bandepe S.A. (2)	Bank	100.00%	100.00%	3,168,549	284,022
Santander Leasing S.A. Arrendamento Mercantil (2)	Leasing	78.57%	99.99%	10,247,511	1,063,864
Aymoré Crédito, Financiamento e Investimento S.A. (2)	Financial	100.00%	100.00%	1,117,959	(103,556)
Santander Brasil Administradora de Consórcio Ltda. (2) (11)	Buying club	100.00%	100.00%	108,036	31,028
Santander Microcrédito Assessoria Financeira S.A. (4)	Microcredit	100.00%	100.00%	19,064	6,571
Santander Brasil Advisory Services S.A. (1) (4)	Other Activities	96.52%	96.52%	12,738	1,438
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (2) (5)	Dealer	100.00%	100.00%	25,381	4,256
Santander Corretora de Câmbio e Valores Mobiliários S.A. (2)	Broker	99.99%	100.00%	301,868	63,142
Santander Participações S.A. (1) (4) (5)	Holding	100.00%	100.00%	1,199,541	190,317
Santander Getnet Serviços para Meios de Pagamento S.A. (Getnet) (4) (8)	Other Activities	50.00%	50.00%	53,271	36,481
Sancap Investimentos e Participações S.A. (4)	Holding	100.00%	100.00%	333,744	116,873
Mantiq Investimentos Ltda. (4) (6)	Other Activities	100.00%	100.00%	6,503	1,703
Santos Energia Participações S.A. (4) (6)	Holding	100.00%	100.00%	5,281	(841)
MS Participações Societárias S.A. (4) (9)	Holding	99.97%	99.97%	26,627	(16,577)
Santander Brasil EFC (2) (7)	Financial	100.00%	100.00%	2,018,347	2,263
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (4) (10)	Insurance Broker	60.65%	60.65%	562,660	8,614

Controlled by Sancap
Santander Capitalização S.A. (3)	Savings and annuities	-	100.00%	272,003	116,889

Controlled by Santander Serviços S.A.
Webmotors S.A. (4) (10)	Other Activities	-	100.00%	70,102	9,680

Brazil Foreign Diversified Payment Rights Finance Company	Securitisation	-	(a)	-	-

(a) Company over which effective control is exercised, according with IAS 27 – Consolidated and Separate Financial Statements and SIC 12 – Consolidation – Special Purpose Entities, and there is no equity.

(1) At the Extraordinary General Meeting held on August 26, 2011 the following was approved (i) name change of Santander Advisory Services S.A. to Santander Participações S.A.; (ii) name change of Santander CHP S.A. to Santander Brasil Advisory Services S.A.; and (iii) amendment of their by-laws in order to change their legal purposes.

(2) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

(3) The adjusted stockholders' equity and the net income are in accordance with the pronouncements and interpretations issued by the Accounting Pronouncements Committee (CPC) and countersigned by the National Council of Private Insurance (CNSP) and the Susep.

(4) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law, in conjunction to technical pronouncement of the CPC, correlated to the International Financial Reporting Standards - IFRS.

(5) On August 31,2011 occurred the partial spin-off of CRV DTVM with the version of the splited portion of Santander Participações, being that the split portion was referring solely to the entire interest held by CRV DTVM in the capital of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities). On the same date, Santander Securities was acquired by Santander Participações. On January 23, 2012 the partial spin-off was approved by the Bacen.

(6) Investment acquired in December 2011.

(7) Independent subsidiary in Spain, established in March 2012.

(8) Banco Santander holds power in decisions related to business strategy, also the bank enables to Getnet the use of the branch network and the Bank's brand to marketing products which among other factors determines the control of the Bank under the entity.

(9) Investment acquired in February 2011.

(10) Partial spin-off of Santander Participações, based version of the spun-off assets to Santander Serviços ("Partial Spin-Off) held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet as at November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços; Capital increase in Santander Serviços in December 31, 2012 amounts of R$371,000, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. ("Santusa"), investment entity controlled by Banco Santander Espanha, in Spain. After such transation, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively. Acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A. - Tecban held by Santusa as sale and purchase agreement entered into between the parties on january 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, is subject to authorization by the Bacen persuant to Resolution 4.062/2012.

(11) At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcios agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios ("Incorporated") by Santander Brasil Consórcio ("Incorporator") ("Incorporation") which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012. The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator. On November 30, 2012 this process of incorporation was approved by the Bacen.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 31, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer